Exhibit 99.1

May 25, 2021

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wunong Net Technology Company Limited
CIK No: 0001787803

Dear Sir or Madam:

We have read Form 6-K dated May 25, 2021 of Wunong Net Technology Company Limited (“Registrant”) and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Form 6-K.

/s/ Friedman LLP

New York, New York